VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«19» september 2005
№ 1101/6078

05011590

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

<u>The message</u>

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Amendments and alterations # 8

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

AGREED

First Deputy Chief of Main
Territorial Department
for Moscow of Central Bank
of the Russian Federation

V.I. Muravlev

RECEIVED SEC MAIL PROCESSING SECTION SEP 3 0 2005 WASH, D.C. 156

__________ (signature) __________ (surname)

19th August 2005

Stamp: Bank of Russia
Territorial Division

AMENDMENTS AND ALTERATIONS # 8
introduced into the Charter
of Joint-stock Company Bank «Vozrozhdeniye» (V.BANK),
main government registration number of Credit Institution: 1027700540680,
date of Credit Institution registration: December 17th, 2002,
registration number of the Credit Institution assigned by Bank of Russia
1439 as of 12th April, 1991.

1. To exclude indention 3 of item 1.4 article 1.

2. To exclude sub-item 10 from item 1.11 of article 1, changing the following numbering respectively.

3. To supplement item 1.11 article 1 with sub-item 1 of the following content:
«BALASHIKHINSKIY Branch Prospect Lenina, 45, premises III, Balashiha, Moscow Region 143900, changing the following numbering respectively.

4. To supplement item 1.12 article 1 with sub-item 2 of the following content:
«Representative office «Kaluzhskoye» ul. Kirova 1, Kaluga, 248001».

5. In indention 1 of sub-item 7.6.1 item 7.6 article 7 to add the word «non-documentary» after the word «preference».

6. To state indention 1 of sub-item 7.6.2 item 7.6 article 7 in the following wording:
«Holders of the preference cumulative non-documentary registered shares are entitled to:».

7. To state indention 5 of sub-item 7.6.2 of item 7.6 of item 7 in the following wording: «For receiving dividends in the amount not less than 3% of the nominal value of the preference cumulative non-documentary registered shares. Herewith, the accumulated dividends are paid out not less than once every five years beginning from the date of registration of prospectus of the preference cumulative non-documentary registered shares following payment out of dividends on the preference non-documentary registered shares with a determined amount of dividend;».

8. In indention 6 of sub-item 7.6.2 item 7.6 article 7 to substitute the word «fixed» with the

9. ·To state indention 1 of sub-item 7.6.3 item 7.6 article 7 in the following wording: «Holders (owners) of preference convertible non-documentary registered shares are entitled to:».

10. In indention 4 of sub-item 7.6.3 item 7.6 article 7 to add the words «non-documentary registered» following the word «ordinary».

11. In indention 5 of sub-item 7.6.3 item 7.6 article 7 to add the words «non-documentary registered» following the word «ordinary».

12. To state indention 13 of sub-item 7.6.3 item 7.6 article 7 in the following wording: «For the share disposal value in amount 100% to its nominal value following payment out of disposal value on the preference non-documentary registered shares with a determined amount of dividend and the preference cumulative non-documentary registered shares».

13. To exclude item 8.8 of article 8, changing respectively the following numbering.

14. In item 9.5 of article 9 to substitute the words «Issue Prospectus» in the item text for the words «Securities Prospectus».

15. In item 15.3 of article 15 to substitute the words «cumulative preference shares» for the words «preference cumulative non-documentary registered shares».

16. In item 15.4 of article 15 to substitute the words «cumulative preference shares» for the words «preference cumulative non-documentary registered shares».

17. To exclude the word «issue» in sub-item 18.6.30 item 18.6 article 18.

18. To state the third sentence of item 20.7 article 20 in the following wording: «Decisions of the Bank's Board are taken by a simple majority from the total number of the Board members participating in the meeting. In case of equal number of votes, the vote of the Chairman shall be decisive».

19. To exclude item 20.10 of article 20, changing respectively the following numbering.

20. To exclude indentions 2-5 of item 22.5 article 22 and replace them with indentions 2-10 of the following content:
«Members of the Bank's Supervisory Council are recognized as independent, if:

- they are not and were not officials nor employees of the Bank for the last 3 years;
- they are not officials of any other association, where any of the Bank's officials is a member of the Board Committee on personnel and remunerations;
- they are not affiliated persons of the Bank's official;
- they are not affiliated persons of the Bank (other than membership in Supervisory Council) and not affiliated persons of its affiliated persons;
- they are not a party under commitments with the Bank, according to which conditions they are entitled to acquire a property (to receive monetary funds), the value of which is 10% and more of the aggregate annual income of the above persons, other than receiving remuneration for participation in the activities of Supervisory Council;
- they are not a large counterpart of the Bank (such counterpart, which aggregate transactions volume with the association in the course of the year totals 10% and more of the book value of the Bank's assets);
- they are not government representatives.
- An independent member of Supervisory Council shall not be considered as independent upon expiration of the 5-years term of discharging his duties as a member of Supervisory Council».

... of item 26.2 article 26 to substitute the words «Issue Prospectus» for the

22. To state Item 27.10 of article 27 in the following wording:
«Liquidation is considered completed and the Bank as ceased to exist from the moment of making a corresponding entry into Unified Government Register of legal entities by an authorized registration body».

Alterations are introduced by the Shareholders General Meeting of Bank «Vozrozhdeniye» (OAO), Minutes #1 as of June 24th 2005.

Chairman of Supervisory Board
of Joint-stock Company Bank «Vozrozhdeniye» signature Yu.M.Marinichev

Stamp